Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2013	2014	2015	2016	2017
	$	$	$	$	$
Available earnings:
Earnings (loss) before income taxes and equity earnings	72	261	156	157	(383)
Add fixed charges:
Interest expense incurred	83	99	87	64	63
Amortization of debt expense and discount	4	4	6	2	2
Interest portion of rental expense (1)	11	11	9	9	10
Total earnings (loss) as defined	170	375	258	232	(308)
Fixed charges:
Interest expense incurred	83	99	87	64	63
Amortization of debt expense and discount	4	4	6	2	2
Interest portion of rental expense (1)	11	11	9	9	10
Total fixed charges	98	114	102	75	75
Ratio of earnings to fixed charges	1.7	3.3	2.5	3.1
Deficiency in the coverage of earnings to fixed charges					383

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).